REGI U.S., Inc.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616

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March 25, 2011

Corporation Finance Office of Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sir or Madame:

The purpose of this letter is to request a hardship waiver related to audit opinions covering our inception-to-date information in our audited consolidated financial statements for the year ended April 30, 2010, which includes our auditors' unqualified opinions for the years ended April 30, 2010 and 2009.

We have engaged three auditors who have reported on our annual financial statements since our inception in 1992. Each of our annual historical financial statements, since inception, was audited and reported thereon during the respective reporting periods, each with unqualified opinion. The inception-to-date information has been carried forward and reviewed by each auditor to ensure consistency from year to year.

However, our prior auditor for inception in 1992 to 2005, Manning Elliott LLP Chartered Accountants, declined to issue consent for us to include their auditor's reports in our form 10K, because all partners and managers on our company's audit files have left the firm and the firm is unable to take their normal procedures to verify client information or the audited information – we are no longer in their current system due to the age of the file.

As a result, we respectfully ask for your kind understanding and request a hardship waiver related to this requirement.

Best regards,

John Robertson
President
REGI U.S., Inc.